EXHIBIT 99.1

FOR IMMEDIATE RELEASE

CHINAGROWTH SOUTH ACQUISITION CORPORATION ANNOUNCES
MEMORANDUM OF UNDERSTANDING

Beijing, China – July 22, 2008 – ChinaGrowth South Acquisition Corporation (the “Company”) (OTCBB: CGSUF.OB) announced today that it has signed a memorandum of understanding relating to a business combination. The target is a company with its principal business operations in the People’s Republic of China. Pursuant to the Company’s Amended and Restated Memorandum and Articles of Association, the execution of the memorandum of understanding affords the Company a six-month extension for completion of a business combination, until January 29, 2009.

The consummation of the business combination is subject to, among other things, execution of a definitive agreement and required stockholder approval. There can be no assurance that a business combination will be consummated.

ABOUT CHINAGROWTH SOUTH ACQUISITION CORPORATION

ChinaGrowth South Acquisition Corporation is a Cayman Islands company that completed its initial public offering on January 23, 2007. CGSAC was formed for the purpose of acquiring, through a stock exchange, asset acquisition or other similar business combination, or control, through contractual arrangements, an operating business having its primary operations in the People's Republic of China in any city or province south of the Yangtze River. However, in the event ChinaGrowth North Acquisition Corporation, an entity formed by our principals simultaneously with our incorporation, executes a definitive acquisition agreement, then CGSAC may pursue acquisition opportunities north of Yangtze River. CGSAC is a foreign private issuer, whose preliminary proxy materials are not subject to review by the Securities and Exchange Commission.

Safe Harbor Statement

Any statements contained in this press release that do not describe historical facts may constitute forward-looking statements as that term is defined by the United States Private Securities Litigation Reform Act of 1995. Any such forward-looking statements contained herein are based on current expectations, and are subject to a number of risks and uncertainties that may cause actual results to differ materially from expectations such as material adverse events affecting the Company or the ability of the Company to satisfy the conditions to completion of a business combination, and those other risks and uncertainties detailed in the Company’s filings with the Securities and Exchange Commission.

INVESTOR RELATIONS CONTACT
At CGSAC in Beijing:
Michael W. Zhang
Chief Executive Officer
mzhang@chum.com.cn

Or,

At ICR, Inc. in the US:
Brian Prenoveau, CFA or Bill Zima
203-682-8200